This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these Notes in any country or jurisdiction where such an offer would not be permitted.

BofA Finance LLC $--

Buffered
Auto-Callable Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated December 8, 2025,

Series A Prospectus Supplement dated December 8, 2025 and

Product Supplement EQUITY-1 dated December 8, 2025)

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

August 27, 2026

Linked to the VanEck® Gold Miners ETF

•The Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF, due September 14, 2029 (the “Notes”) are expected to price on September 11, 2026 and expected to issue on September 16, 2026.

•Approximate 3 year term if not called prior to maturity.

•Payment on the Notes will depend on the performance of the VanEck® Gold Miners ETF (the “Underlying”).

•Beginning with the September 20, 2027 Call Observation Date, automatically callable monthly for an amount equal to the applicable Call Amount if, on the applicable Call Observation Date, the Observation Value of the Underlying is equal to or greater than the Call Value. The Call Observation Dates and Call Amounts are indicated on page PS-4.

•Assuming the Notes are not called prior to maturity, if the Ending Value of the Underlying is greater than or equal to 90% of its Starting Value, at maturity, you will receive $1,360.00 per $1,000.00 in principal amount of your Notes.

•However, assuming the Notes are not called prior to maturity, if the Underlying declines by more than 15% from its Starting Value, at maturity your investment will be subject to 1:1 downside exposure to decreases in the value of the Underlying beyond a 15% decline, with up to 85% of the principal at risk. Otherwise, if the Notes are not called prior to maturity and the Ending Value of the Underlying is less than 90.00% of its Starting Value but greater than or equal to 85% of its Starting Value, at maturity you will receive the principal amount of your Notes.

•Any payment on the Notes is subject to the credit risk of BofA Finance LLC (“BofA Finance” or the “Issuer”), as issuer of the Notes, and Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the Notes.

•No periodic interest payments.

•The Notes will not be listed on any securities exchange.

•CUSIP No. 09712GYS7.

The initial estimated value of the Notes as of the pricing date is expected to be between $900.00 and $950.00 per $1,000.00 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-20 of this pricing supplement for additional information.

There are important differences between the Notes and a conventional debt security. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discount(1)(2)	Proceeds, before expenses, to BofA Finance(2)
Per Note	$1,000.00	$35.00	$965.00
Total

(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $965.00 per $1,000.00 in principal amount of Notes.

(2)The underwriting discount per $1,000.00 in principal amount of Notes may be as high as $35.00, resulting in proceeds, before expenses, to BofA Finance of as low as $965.00 per $1,000.00 in principal amount of Notes.

The Notes and the related guarantee:

Are Not FDIC Insured	Are not Bank Guaranteed	May Lose Value

Selling Agent

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Terms of the Notes

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000.00 and whole multiples of $1,000.00 in excess thereof.
Term:	Approximately 3 years, unless previously automatically called.
Underlying:	The VanEck® Gold Miners ETF (Bloomberg symbol: “GDX”).
Pricing Date*:	September 11, 2026
Issue Date*:	September 16, 2026
Valuation Date*:	September 11, 2029, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” in the accompanying product supplement.
Maturity Date*:	September 14, 2029
Starting Value:	The Closing Market Price of the Underlying on the pricing date.
Observation Value:	The Closing Market Price of the Underlying on the applicable Call Observation Date, multiplied by its Price Multiplier.
Ending Value:	The Closing Market Price of the Underlying on the Valuation Date, multiplied by its Price Multiplier.
Call Value:	90.00% of the Starting Value.
Price Multiplier:

1, subject to adjustment for certain events relating to the Underlying as described in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-23 of the accompanying product supplement.

Redemption Barrier:	90.00% of the Starting Value.
Threshold Value:	85.00% of the Starting Value.
Automatic Call:

Beginning with the September 20, 2027 Call Observation Date, all (but not less than all) of the Notes will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of the Underlying is greater than or equal to the Call Value on any Call Observation Date. If the Notes are automatically called, the applicable Call Amount will be paid on the applicable Call Payment Date. No further amounts will be payable following an Automatic Call.

Redemption Amount:

If the Notes have not been automatically called prior to maturity, the Redemption Amount per $1,000.00 in principal amount of Notes will be:

a) If the Ending Value of the Underlying is greater than or equal to the Redemption Barrier:

b) If the Ending Value of the Underlying is less than the Redemption Barrier but is greater than or equal to the Threshold Value:

c) If the Ending Value of the Underlying is less than the Threshold Value:

BUFFERED AUTO-CALLABLE NOTES | PS-2

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

In this case, the Redemption Amount will be less than the principal amount and you could lose up to 85.00% of your investment in the Notes.
Call Observation Dates*:	As set forth beginning on page PS-4
Call Payment Dates*:	As set forth beginning on page PS-4
Call Amounts (per $1,000.00 in principal amount):	As set forth beginning on page PS-4
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09712GYS7
Underlying Return:
Events of Default and Acceleration:

If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third Trading Day prior to the date of acceleration; provided that, if the event of default occurs on or prior to the Valuation Date (i.e., not during the period from after that Valuation Date to the original maturity date of the Notes), then the payment on the Notes will be determined as described above under the caption “—Automatic Call,” calculated as if the next scheduled Call Observation Date were three Trading Days prior to the date of acceleration, and in such a case, the calculation agent shall pro-rate the applicable Call Amount according to the period of time elapsed between the issue date of the notes and the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

* Subject to change.

BUFFERED AUTO-CALLABLE NOTES | PS-3

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Call Observation Dates, Call Payment Dates and Call Amounts

Call Observation Dates*	Call Payment Dates	Call Amounts (per $1,000.00 in principal amount)
September 20, 2027	September 23, 2027	$1,120.00
October 11, 2027	October 14, 2027	$1,130.00
November 11, 2027	November 16, 2027	$1,140.00
December 13, 2027	December 16, 2027	$1,150.00
January 11, 2028	January 14, 2028	$1,160.00
February 11, 2028	February 16, 2028	$1,170.00
March 13, 2028	March 16, 2028	$1,180.00
April 11, 2028	April 17, 2028	$1,190.00
May 11, 2028	May 16, 2028	$1,200.00
June 12, 2028	June 15, 2028	$1,210.00
July 11, 2028	July 14, 2028	$1,220.00
August 11, 2028	August 16, 2028	$1,230.00
September 11, 2028	September 14, 2028	$1,240.00
October 11, 2028	October 16, 2028	$1,250.00
November 13, 2028	November 16, 2028	$1,260.00
December 11, 2028	December 14, 2028	$1,270.00
January 11, 2029	January 17, 2029	$1,280.00
February 12, 2029	February 15, 2029	$1,290.00
March 12, 2029	March 15, 2029	$1,300.00
April 11, 2029	April 16, 2029	$1,310.00
May 11, 2029	May 16, 2029	$1,320.00
June 11, 2029	June 14, 2029	$1,330.00
July 11, 2029	July 16, 2029	$1,340.00
August 13, 2029	August 16, 2029	$1,350.00

* The Call Observation Dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-18 of the accompanying product supplement, with references to “Observation Dates” being read as references to “Call Observation Dates.”

Any payments on the Notes depend on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlying. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount, if any, and the hedging related charges described below (see “Risk Factors” beginning on page PS-8), will reduce the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you pay to purchase the Notes will be greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value range of the Notes is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the Notes as of the pricing date. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-20.

BUFFERED AUTO-CALLABLE NOTES | PS-4

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Automatic Call and Redemption Amount Determination

*On each Call Observation Date, your Notes may be automatically called,

determined as follows:

Is the Observation Value of the Underlying greater than or equal to the Call Value?

You will receive the applicable Call Amount on the applicable Call Payment Date. No further amounts will be payable following an Automatic Call.	You will not receive the applicable Call Amount on the applicable Call Payment Date.

Assuming the Notes have not been automatically called, on the Maturity Date, you will receive a cash payment per $1,000.00 in principal amount of Notes determined as follows:

Is the Ending Value of the Underlying greater than or equal to the Redemption Barrier?

You will receive: $1,360.00	Is the Ending Value of the Underlying greater than or equal to the Threshold Value?

You will receive: $1,000.00

You will receive: In this case, the Redemption Amount will be less than the principal amount and you could lose up to 85.00% of your investment in the Notes.

All payments described above are subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

BUFFERED AUTO-CALLABLE NOTES | PS-5

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Hypothetical Payout Profile and Examples of Payments on the Notes

Examples and Buffered Auto-Callable Notes Table

The following examples and table are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the Notes. The examples and table illustrate payments on the Notes based on a hypothetical Starting Value of 100 for the Underlying, a hypothetical Call Value of 90 for the Underlying, a hypothetical Redemption Barrier of 90 for the Underlying, a hypothetical Threshold Value of 85, Call Amounts as indicated on page PS-4, the Redemption Amount of $1,360.00 per $1,000.00 in principal amount of Notes if the Ending Value is greater than or equal to its Redemption Barrier and a range of hypothetical Observation Values and Ending Values of the Underlying. The actual amount you receive and the resulting return will depend on the actual Starting Value, Call Values, Redemption Barrier, Threshold Value, Observation Values and Ending Value of the Underlying, whether the Notes are automatically called prior to maturity, and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

For recent actual values of the Underlying, see “The Underlying” section below. The Ending Value of the Underlying will not include any income generated by dividends or other distributions paid with respect to shares or units of the Underlying or on the securities or assets included in the Underlying, as applicable. In addition, all payments on the Notes are subject to Issuer and Guarantor credit risk.

If the Notes Are Called Prior to Maturity

The Notes will be called at an amount equal to the applicable Call Amount if on any Call Observation Date the Observation Value of the Underlying is greater than or equal to the Call Value. After the Notes are called, they will no longer remain outstanding and there will not be any further payments on the Notes.

Example 1 - The Observation Value of the Underlying on the first Call Observation Date is 95.00 or higher. Therefore, the Notes will be called at $1,120.00 per $1,000.00 in principal amount of Notes.

Example 2 - The Observation Value of the Underlying on each of the first twenty-three Call Observation Dates is below its respective Call Value, but the Observation Value of the Underlying on the twenty-fourth Call Observation Date is 100.00 or higher. Therefore, the Notes will be called at $1,350.00 per $1,000.00 in principal amount of Notes.

If the Notes Are Not Called Prior to Maturity

Ending Value	Underlying Return	Redemption Amount per Note	Return on the Notes(1)
160.00	60.00%	$1,360.00	36.00%
150.00	50.00%	$1,360.00	36.00%
140.00	40.00%	$1,360.00	36.00%
130.00	30.00%	$1,360.00	36.00%
120.00	20.00%	$1,360.00	36.00%
110.00	10.00%	$1,360.00	36.00%
105.00	5.00%	$1,360.00	36.00%
102.00	2.00%	$1,360.00	36.00%
100.00(2)	0.00%	$1,360.00	36.00%
90.00(3)	-10.00%	$1,360.00	36.00%
89.99	-10.01%	$1,000.00	0.00%
85.00(4)	-15.00%	$1,000.00	0.00%
84.99	-15.01%	$999.90	-0.01%
80.00	-20.00%	$950.00	-5.00%
70.00	-30.00%	$850.00	-15.00%
60.00	-40.00%	$750.00	-25.00%
50.00	-50.00%	$650.00	-35.00%
0.00	-100.00%	$150.00	-85.00%
BUFFERED AUTO-CALLABLE NOTES | PS-6

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

(1)	The “Return on the Notes” is calculated based on the Redemption Amount.
(2)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only and does not represent a likely Starting Value for the Underlying.
(3)	This is the hypothetical Redemption Barrier.
(4)	This is the hypothetical Threshold Value.
BUFFERED AUTO-CALLABLE NOTES | PS-7

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-24 below.

Structure-related Risks

•Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity. If the Notes are not automatically called prior to maturity and the Ending Value of the Underlying is less than the Threshold Value, at maturity, your investment will be subject to 1:1 downside exposure to decreases in the value of the Underlying beyond a 15% decline and you will lose 1% of the principal amount for each 1% that the Ending Value of the Underlying is less than the Threshold Value. In that case, you will lose some or a significant portion of your investment in the Notes.

•Any positive investment return on the Notes is limited. You will not participate in any increase in the level of the Underlying. Any positive investment return is limited to the applicable Call Amount or the maximum Redemption Amount of $1,360.00 per $1,000.00 in principal amount of Notes, as applicable, if the Observation Value or Ending Value of the Underlying is greater than or equal to the Call Value or Redemption Barrier, as applicable, on any Call Observation Date or the Valuation Date, as applicable. In contrast, a direct investment in the Underlying or in the underlying assets held  by or included in the Underlying would allow you to receive the benefit of any appreciation in its value. Any return on the Notes will not reflect the return you would realize if you actually owned those securities and received the dividends paid or distributions made on them. The return on the Notes may be less than a comparable investment directly in the Underlying or in the underlying assets held by the Underlying. There is no guarantee that the Notes will be called or, if not called, redeemed at maturity for more than the principal amount, and it is possible that you will not receive any positive return on the Notes.

•The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Observation Value or Ending Value of the Underlying exceeds its Starting Value, Redemption Barrier, Call Value or Threshold Value.

•The Notes are subject to a potential Automatic Call, which would limit your ability to receive further payment on the Notes. The Notes are subject to a potential Automatic Call. The Notes will be automatically called if , on any Call Observation Date, the Observation Value of the Underlying is greater than or equal to the Call Value. If the Notes are automatically called prior to the Maturity Date, you will be entitled to receive the applicable Call Amount with respect to the applicable Call Observation Date and no further amounts will be payable following the Automatic Call. In this case, you will lose the opportunity to receive payment of any higher Call Amount or Redemption Amount that otherwise would be payable after the date of the Automatic Call. If the Notes are called prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the Notes.

•Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

•The Call Amount or Redemption Amount, as applicable, will not reflect changes in the price of the Underlying other than on the Call Observation Dates or Valuation Date, as applicable. The price of the Underlying during the term of the Notes other than on the Call Observation Dates or Valuation Date, as applicable, will not affect payments on the Notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlying while holding the Notes, as the performance of the Underlying may influence the market value of the Notes. The calculation agent will determine whether the Notes will be automatically called and will calculate the Call Amount or the Redemption Amount, as applicable, by comparing only the Starting Value, the Call Value, the Redemption Barrier or the Threshold Value, as applicable, to the Observation Value or the Ending Value for the Underlying. No other price of the Underlying will be taken into account. As a result, if the Notes are not automatically called prior to maturity and the Ending Value of the Underlying is less than the Threshold Value, you will receive less than the principal amount at maturity even if the price of the Underlying was always above the Threshold Value prior to the Valuation Date.

•Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Notes. The Notes are our unsecured senior debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the applicable payment date, regardless of the performance of the Underlying. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the Notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to

BUFFERED AUTO-CALLABLE NOTES | PS-8

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the value of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

•We are a finance subsidiary and, as such, have no independent assets, operations, or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and payment of our obligations under our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation and Market-related Risks

•The public offering price you pay for the Notes will exceed their initial estimated value. The range of initial estimated values of the Notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.

•The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying, our and BAC’s creditworthiness and changes in market conditions.

•We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

•Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell shares or units of the Underlying or the securities or assets held by or included in the Underlying, as applicable, or futures or options contracts or exchange traded instruments on the Underlying or those securities, or other listed or over-the-counter derivative instruments whose value is derived from the Underlying or those securities or assets. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own shares or units of the Underlying or the securities or assets represented by the Underlying, except to the extent that BAC’s common stock may be included in the Underlying, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlying, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the price of the Underlying in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may adversely affect the price of the Underlying. Consequently, the price of the Underlying may change subsequent to the pricing date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also expect to engage in hedging activities that could adversely affect the price of the Underlying on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may adversely affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes, the Underlying or the securities represented by the Underlying and may hold or resell the Notes, the Underlying or the securities represented by the Underlying. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the price of the Underlying, the market value of your Notes prior to maturity or the amounts payable, if any, on the Notes.

•There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to

BUFFERED AUTO-CALLABLE NOTES | PS-9

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying-related Risks

•An investment in the Notes is subject to risks associated with investing in stocks in the gold and silver mining industries.All or substantially all of the equity securities held by the GDX are issued by companies whose primary line of business is directly associated with the gold and/or silver mining industries. As a result, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers. Investments related to gold and silver are considered speculative and are affected by a variety of factors. Competitive pressures may have a significant effect on the financial condition of gold and silver mining companies. Also, gold and silver mining companies are highly dependent on the price of gold and silver bullion, respectively, and may be adversely affected by a variety of worldwide economic, financial and political factors. The price of gold has fluctuated in recent years and may continue to fluctuate substantially over short periods of time so the trading price of the shares of the GDX may be more volatile than other types of investments. Fluctuation in the prices of gold and silver may be due to a number of factors, including changes in inflation and changes in industrial and commercial demand for metals. Additionally, increased environmental or labor costs may depress the value of metal investments. In times of significant inflation or great economic uncertainty, gold, silver and other precious metals may outperform traditional investments such as bonds and stocks. However, in times of stable economic growth, traditional equity and debt investments could offer greater appreciation potential and the value of gold, silver and other precious metals may be adversely affected, which could in turn affect the GDX’s returns. If a natural disaster or other event with a significant economic impact occurs in a region where the companies in which the GDX invests operate, that disaster or event could negatively affect the profitability of these companies and, in turn, the GDX’s investment in them. These factors could affect the gold and silver mining industries and could affect the value of the equity securities held by the GDX and the price of the GDX during the term of the Notes, which may adversely affect the value of your Notes.

In addition, the GDX is classified as “non-diversified” under the Investment Company Act of 1940, as amended. A non-diversified fund generally may invest a larger percentage of its assets in the securities of a smaller number of issuers. As a result, the GDX may be more susceptible to the risks associated with these particular companies, or to a single economic, political or regulatory occurrence affecting these companies.

•An investment in the Notes is subject to risks associated with foreign securities markets, including emerging markets. Some of the securities held by the GDX are issued by foreign companies and you should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. Foreign securities markets may have less liquidity and may be more volatile than the U.S. securities markets, and market developments may affect foreign markets differently than U.S. securities markets. Direct or indirect government intervention to stabilize a foreign securities market, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about non-U.S. companies that are not subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices and performance of securities of non-U.S. companies are subject to political, economic, financial, military and social factors which could negatively affect foreign securities markets, including the possibility of recent or future changes in a foreign government’s economic, monetary and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of imposition of withholding taxes on dividend income, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility or political instability and the possibility of natural disaster or adverse public health developments. Moreover, the relevant non-U.S. economies may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

In addition, the GDX may include companies in countries with emerging markets. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions (due to economic dependence upon commodity prices and international trade), and may suffer from extreme and volatile debt burdens, currency devaluations or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

The securities included in the GDX may be listed on a foreign stock exchange. A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances. These actions could limit variations in the Closing Price of the GDX which could, in turn, adversely affect the value of the Notes.

•The Notes are subject to foreign currency exchange rate risk. The GDX holds securities traded outside of the United States. The GDX's share price will fluctuate based upon its net asset value (“NAV”), which will in turn depend in part upon changes in the value of the currencies in which the securities held by the GDX are traded. Accordingly, investors in the Notes will be exposed to currency exchange

BUFFERED AUTO-CALLABLE NOTES | PS-10

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

rate risk with respect to each of the currencies in which the securities held by the GDX are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the NAV of the GDX will be adversely affected and the price of the GDX may decrease.

•The stocks held by the GDX are concentrated in one sector. The GDX holds securities issued by companies in the gold miners sector. As a result, some of the stocks that will determine the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the GDX, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•The GDX recently changed the index it tracks. Previously, the GDX tracked the NYSE® Arca Gold Miners Index®, but, after the close of trading on September 19, 2025, the GDX began tracking the MarketVector Global Gold Miners Index. Any historical information about the performance of the GDX for any period before the close of trading on September 19, 2025 will be during a period in which the GDX tracked a different index, and therefore should not be considered information relevant to how the GDX will perform as it tracks the MarketVector Global Gold Miners Index. In addition, there can be no assurance that the GDX will not further change the underlying index it tracks in the future.

•The MarketVector Global Gold Miners Index, which is the GDX’s underlying index, has a limited operating history. The MarketVector Global Gold Miners Index, which is the GDX’s underlying index, was launched on June 3, 2025. Because the MarketVector Global Gold Miners Index has no live closing level history prior to that date, limited live historical closing level information will be available for you to consider in making an independent investigation of the MarketVector Global Gold Miners Index’s performance and therefore the GDX’s performance, which may make it difficult for you to make an informed decision with respect to your Notes. As a result, the return on your Notes may involve greater risk than those that are linked to ETFs tracking underlying indices with a more established record of performance.

•The performance of the GDX may not correlate with the performance of its underlying index as well as the net asset value per share or unit of the GDX, especially during periods of market volatility. The performance of the GDX and that of its underlying index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the GDX may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index. This could be due to, for example, the GDX not holding all or substantially all of the underlying assets included in its underlying index and/or holding assets that are not included in its underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the GDX, differences in trading hours between the GDX (or the underlying assets held by the GDX) and its underlying index, or other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant. In addition, because the shares or units of the GDX are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share or unit of the GDX may differ from its net asset value per share or unit; shares or units of the GDX may trade at, above, or below its net asset value per share or unit. During periods of market volatility, securities held by the GDX may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share or unit of the GDX and the liquidity of the GDX may be adversely affected. Market volatility may also disrupt the ability of market participants to trade shares or units of the GDX. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares or units of the GDX. As a result, under these circumstances, the market value of shares or units of the GDX may vary substantially from the net asset value per share or unit of the GDX.

•The anti-dilution adjustments will be limited. The calculation agent may adjust the Price Multiplier of the GDX and other terms of the Notes to reflect certain actions by the GDX, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the GDX and will have broad discretion to determine whether and to what extent an adjustment is required.

•The publisher or the sponsor or investment advisor of the Underlying may adjust the Underlying in a way that affects its price, and the publisher or the sponsor or investment advisor has no obligation to consider your interests. The publisher or the sponsor or investment advisor of the Underlying can add, delete, or substitute the components included in the Underlying or make other methodological changes that could change its price. Any of these actions could adversely affect the value of your Notes.

Tax-related Risks

•The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Under the terms of the Notes, you will have agreed with us to treat the Notes as single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

BUFFERED AUTO-CALLABLE NOTES | PS-11

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

The Underlying

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the investment advisor of the GDX (the “Investment Advisor”). The Investment Advisor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of any Investment Advisor discontinuing publication of the applicable Underlying are discussed in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs — Discontinuance of or Material Change to an ETF” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor underlying. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlying. You should make your own investigation into the Underlying.

The VanEck® Gold Miners ETF

We have derived the following information from publicly available documents published by VanEck ETF Trust (the “Trust”) (or, with respect to its underlying index, NYSE Arca).

Information provided to or filed with the SEC relating to the GDX under the Securities Exchange Act of 1934, as amended, can be located by reference to its Central Index Key, or CIK, 0001137360 through the SEC’s website at http://www.sec.gov. Additional information about the GDX may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The GDX is an investment portfolio maintained, managed and advised by the Trust. The GDX is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.” The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MarketVector Global Gold Miners Index (the “underlying index”). The underlying index is comprised of publicly traded companies primarily involved in the gold and silver mining industries. The GDX utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the underlying index by investing in a portfolio of securities that generally replicates the underlying index. The GDX will normally invest at least 80% of its total assets in common stocks that comprise the underlying index.

Prior to the close of trading on September 19, 2025, the GDX tracked the NYSE® Arca Gold Miners Index®.

The Underlying Index

The underlying index is a thematic index tracking the performance of companies involved in the gold and silver mining industries. The underlying index is calculated, maintained and published by MarketVector, the index sponsor. The underlying index was launched on June 3, 2025 with a base index value of 1,000.00 as of April 30, 2006.

The underlying index is reported by Bloomberg L.P. under the ticker symbol “MVGDXTR.”

The Index Universe

The underlying index only includes companies with at least 50% (25% for current components) of their:

•revenues from gold and/or silver mining, royalties, and/or streaming; and/or

•mining mineral resources from gold and/or silver.

The index universe will include only common securities and securities with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing, excluding limited partnerships.

Due to certain restrictions security listings on exchanges in the following countries do not qualify for the index universe: Bahrain, China (domestic market), India, Kuwait, Luxembourg, Oman, Qatar, Russia, Saudi Arabia, United Arab Emirates, and Vietnam. Furthermore, securities listed on the following exchanges or exchange segments are not eligible for this index: Paris Euronext Auction, Hamburger Boerse, Boerse Berlin, Oslo Euronext Growth, London Stock Exchange (AIM, AIMI, ASQ1, ASQ2, ASX1, ASXN, SFM2, SFM3, SSQ3, SSX3, SSX4, EQS). Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on this exchange.

Investable Index Universe

Market Capitalization and Liquidity Criteria

Securities must meet the following size and liquidity requirements to be included in the investable universe. If composite country volume data exists, it will be used to identify the investable universe.

All of the following applies for securities that are currently not included in the underlying index:

BUFFERED AUTO-CALLABLE NOTES | PS-12

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

•free-float of at least 10%;

•full market capitalization exceeding USD $150 million;

•a three-month average daily trading volume of at least USD $1 million at the current quarter and at the previous two quarters; and

•at least 250,000 shares traded per month over the last six months at the current quarter and at the previous two quarters.

All of the following applies for securities already in the underlying index:

•free-float of at least 5%;

•a full market capitalization exceeding USD $75 million; and

•a three-month average daily trading volume of at least USD $200,000 in at least two of the latest three quarters (current quarter and at the previous two quarters).

In addition, at least one of the following applies for securities already in the underlying index:

•a three-month average daily trading volume of at least USD $600,000 at the current quarter or at one of the previous two quarters; or

•at least 200,000 shares traded per month over the last six months at the current quarter or at one of the previous two quarters.

Initial Public Offerings, Special Purpose Acquisition Companies, and Spin-Offs

Modified investability rules are applied for a recent initial public offering (“IPO”), spin-offs and postmerger/acquisition special purpose acquisition companies (“SPACs”). Such companies qualify for fast track addition to the investable universe once; either at the next regularly scheduled review if it has been trading since at least the last trading day of the month two months prior to the review month or else at the following regularly scheduled review. In order to be added to the underlying index the IPO security has to meet all of the following size and liquidity requirements:

•the IPO must have a full market capitalization exceeding USD $150 million;

•the IPO must have a free-float factor of at least 10%;

•the IPO must have an average daily trading volume of at least USD $1 million; and

•the IPO must have traded at least 250,000 shares per month (or per 22 days).

This rule is applicable for newly spun-off companies and post-merger/acquisition SPACs (using the merger/acquisition date like an IPO date) as well.

Eligibility Universe

Share Class

One share class of each company in the investable universe is included in the eligible universe. In case more than one share class fulfills the above specified market capitalization and liquidity rules, only the largest share class by free-float market capitalization qualifies for the eligible universe. In exceptional cases (e.g. significantly higher liquidity), MarketVector  can decide for a different share class.

In case the free-float market capitalization of a currently not included share class of an index component exceeds the free-float market capitalization of the currently selected share class by at least 25% and fulfills all market capitalization and liquidity eligibility criteria for non-components the currently selected share class will be replaced by the larger one.

In exceptional cases (e.g. significantly higher liquidity), MarketVector can decide to keep the current share class instead.

Pricing Source

For each company in the investable universe one pricing source qualifies for the eligible universe. In cases where a company has multiple listings (e.g. ADRs, GDRs, or listings on markets other than in the home country), the price sources will be selected to the eligible universe in the following order:

1.US price source;

2.UK price source- London Stock Exchange International Order Book only;

3.Home-market price source;

4.Most liquid foreign-market price source.

Once a company has qualified for the investable universe, only the most liquid single exchange price source within the country qualifies for the eligible universe. In exceptional cases, MarketVector can assign alternative pricing sources.

Index Review

Review Schedule

Components of the underlying index are reconstituted and rebalanced on a quarterly basis in March, June, September, and December according to the following schedule:

1.The eligible universe and component selection is determined based on the closing data on the last business day in February, May, August, and November. If a security does not trade on the last business day in February, May, August, or November, the last available price for this security will be used.

2.Component weights are determined based on closing data as of the Wednesday prior to the second Friday of March, June, September, and December. If a security does not trade on the Wednesday prior to the second Friday of March, June, September, and December, the last available closing data for this security will be used.

BUFFERED AUTO-CALLABLE NOTES | PS-13

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

3.The underlying review and rebalance data (i.e. weights, shares outstanding, free-float factors, and new weighting cap factors) is announced on the second Friday of March, June, September and December.

4.Changes will be implemented and based on the closing prices as of the third Friday of March, June, September, and December. If the third Friday is not a business day, the review will take place on the last business day before the third Friday. If a security does not trade on the third Friday of March, June, September, or December, then the last available price for this security will be used. Changes become effective on the next index dissemination day.

Selection Procedure

Upon an index reconstitution, securities included in the eligible universe are selected to the underlying index based on the following procedure. The underlying index targets a coverage of 90% of the free-float market capitalization of the eligible universe with a minimum of 25 components.

1.All securities in the eligible universe are sorted in terms of free-float market capitalization in descending order.

2.Securities covering the top 85% of the free-float market capitalization of the eligible universe qualify for selection.

3.Current components between 85% and 98% of the free-float market capitalization of the eligible universe also qualify for selection.

4.If the coverage is still below 90% of the free-float market capitalization of the eligible universe or the number of components in the underlying index is still below 25, the largest remaining securities will be selected until both the target coverage and minimum number of components are reached.

5.In case the number of eligible securities is below the minimum of 25, additional securities are added by MarketVector’s decision until the number of securities selected to the underlying index reaches the minimum of 25 components.

Weighting Scheme

Upon an index rebalance, components selected to the underlying index will be weighted according to a modified float-adjusted market cap weighting strategy:

1.All index components are weighted by their free-float market capitalization.

2.All components with more than 50% exposure to gold-related activities that exceed 4.5% in weight but at least the largest five and at the maximum the largest 9 of these components are grouped together (so called “Large-Weights”). All other components are grouped together as well (so called “Small-Weights”).

3.The aggregated weighting of the Large-Weights is capped at 45%:

•Large-Weights: If the aggregated weighting of all components in Large-Weight exceeds 45%, then a capping factor is calculated to bring the weighting down to 45%- at the same time a second capping factor for the Small-Weights is calculated to increase the aggregated weight to 55%. These two factors are then applied to all components in the Large-Weights or the Small-Weights respectively.

•Large-Weights: The maximum weight for any single security is 20% and the minimum weighting is 5%. If a security is above the maximum or below the minimum weight, then the weight will be reduced to the maximum weight or increased to the minimum weight and the excess weight shall be redistributed proportionally across all other remaining index constituents in the Large-Weights.

•Small-Weights: The maximum weight for any single security is 4.5%. If a security is above the maximum weight, then the weight will be reduced to the maximum weight and the excess weight shall be redistributed proportionally across all other remaining index constituents in the Small-Weights.

In case the aggregated weight of all index components with less than 50% exposure to gold-related activities exceeds 20%, a weighting cap factor will be applied to ensure the aggregated weight of such index components does not exceed 20%. The excess weight shall be proportionally redistributed among the uncapped index components with more than 50% exposure to gold-related activities within the Small-Weights.

Index Maintenance

Changes to Free-Float Factors and Number of Shares

Changes to the number of shares or the free-float factors due to corporate actions like stock dividends, splits, rights issues, spin-offs etc. are implemented immediately and will be effective the next trading day (i.e., the ex-date). Any secondary issuance, share repurchase, buyback, tender offer, Dutch auction, exchange offer, bought deal equity offering or prospectus offering will be updated at the quarterly review if the change is smaller than 10%. Changes larger than 10% will be pre-announced (three trading days notice) and implemented on the first dissemination day of the following month (on a best effort basis). If necessary and information is available, resulting float changes will be taken into consideration.

Changes due to Mergers & Takeovers

A merger or takeover is deemed successful if it has been declared wholly unconditional and has received approval of all regulatory agencies with jurisdiction over the transaction. The result of a merger or takeover is typically one surviving security and one or more non-surviving securities that may not necessarily be delisted from the respective trading system(s). The following treatments are applied for mergers and takeovers containing stock terms:

•If an index component merges with or takes over another index component: The surviving security remains in the underlying index and the other security is deleted immediately from the underlying index. Its shares and float are adjusted according to the terms of the merger/takeover. The index market capitalization of the merged company corresponds to the market capitalization of the two separate companies.

•If a non-index component merges with or takes over an index component:

-If the surviving security meets the eligible index universe requirements, it will be added to the underlying index. Its shares and float will be adjusted according to the terms of the merger/takeover and will replace the current index component.

BUFFERED AUTO-CALLABLE NOTES | PS-14

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

-If the surviving security does not meet the eligible index universe requirements, it will not be added to the underlying index and the current index component will be deleted immediately from the underlying index. The following treatments are applied for mergers and takeovers with cash terms only:

•If a non-index component merges with or takes over an index component:

-The index component will be deleted.

Changes due to Spin-Offs

The spun-off company will be added to the underlying index where the parent company is an index constituent according to the transaction terms, with a price of zero, on the ex-date. If the spun-off does not start trading on the ex-date, a fixed indicative price will be used until the first trading day. If an indicative price is not possible to be calculated, the spun-off company will be added with a price of zero to the underlying index. If the spun-off does not qualify for the underlying index, it will be deleted after two trading days based on its respective closing price.

Additions due to Replacements

On an ongoing basis, for all corporate events that result in a security deletion from the underlying index, the deleted security will be replaced with the highest ranked non-component on the most recent selection list immediately only if the number of components in the underlying index would drop below 20. The replacement security will be added at the same weight as the deleted security. Only in case the number of components drops below its minimum due to a merger of two or more index components, the replacement security will be added with its uncapped free-float market capitalization weight.

In all other cases, i.e. there is no replacement. The additional weight resulting from the deletion will be redistributed proportionally across all other index constituents.

In case the number of index components drops below the minimum component number and no non-component security is eligible as a replacement, the determination of the addition is subject to MarketVector’s decision.

Index Calculation

The underlying index is calculated using the Laspeyres’ formula:

Where (for all securities (i) in the underlying index):

pi = security price,

qi = number of shares,

f fi = free-float factor,

fxi = exchange rate (local currency to index currency),

cfi = weighting cap factor (if applicable, otherwise set to 1),

M = free-float market capitalization of the underlying index,

D = divisor.

Divisor Adjustments

Index maintenance, reflecting changes in shares outstanding, capital actions, addition or deletion of securities to the underlying index, should not change the level of the underlying index. This is accomplished with an adjustment to the divisor. Any change to the securities in the underlying index that alters the total market value of the underlying index while holding security prices constant will require a divisor adjustment.

Where ∆MC is the difference between closing and adjusted closing market capitalization of the underlying index.

Free-Float

The underlying index is free-float adjusted—the number of shares outstanding is reduced to exclude closely held shares (amount larger than 5% of the company’s full market capitalization) from the index calculation. At times, other adjustments are made to the share count to reflect foreign ownership limits or sanctions. These are combined with the block-ownership adjustments into a single factor. To avoid unwanted double counting, either the block-ownership adjustment or the restricted stocks adjustment is applied, whichever produces the higher result. Free-float factors are reviewed quarterly.

Corporate Action Related Adjustments

Corporate actions range widely from routine share issuances or buybacks to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor will be adjusted.

pi = security price;

qic = number of shares,

BUFFERED AUTO-CALLABLE NOTES | PS-15

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Type of Corporate Action	Treatment	Divisor Adjustment
Cash dividend	(In total return gross indexes the withholding tax is 0)	Yes
Special cash dividend	(In total return gross indexes the withholding tax is 0)	Yes
Split	Shareholders receive ‘B’ new shares for every ‘A’ share held.	No
Rights Offering	Shareholders receive ‘B’ new shares for every ‘A’ share held. If the subscription-price is either not available or not smaller than the closing price, no adjustment will be made.	Yes
Stock dividend (withholding taxes are applied, if applicable)	Shareholders receive ‘B’ new shares for every ‘A’ share held.	No
Stock dividend from treasury (withholding taxes are applied, if applicable)	Stock dividends from treasury are adjusted as ordinary cash dividends. Shareholders receive ‘B’ new shares for every ‘A’ share held.	Yes
Stock dividend of a different company security (withholding taxes are applied, if applicable)	The shares of the different company will be added according to the terms.	No
Addition/Deletion of a company	Net change in free-float market value determines the divisor adjustment.	Yes
Changes due to a merger/takeover	Net change in free-float market value determines the divisor adjustment. In case of no change, the divisor change is 0.	Yes
Spin-offs	Shareholders receive ‘B’ new shares for every ‘A’ share held.	No
Changes in shares outstanding	Net change in free-float market value determines the divisor adjustment. In case of no change, the divisor change is 0.	Yes

With corporate actions where cash dividends or other corporate assets are distributed to shareholders, the price of the security will drop on the ex-dividend day (the first day when a new shareholder is eligible to receive the distribution). The effect of the divisor adjustment is to prevent this price drop from causing a corresponding drop in the underlying index.

Corporate actions are announced at least four days prior to implementation.

Data Correction and Disruptions

Incorrect or missing input data will be corrected immediately.

BUFFERED AUTO-CALLABLE NOTES | PS-16

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Historical Performance of the GDX

The following graph sets forth the daily historical performance of the GDX in the period from January 2, 2021 through August 25, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The GDX began tracking the MarketVector Global Gold Miners Index after the close of trading on September 19, 2025. Prior to September 19, 2025, the GDX tracked the NYSE® Arca Gold Miners Index®. Any historical information about the performance of the GDX for any period before the close of trading on September 19, 2025 therefore should not be considered information relevant to how the GDX will perform as it tracks the MarketVector Global Gold Miners Index.On August 25, 2026, the Closing Market Price of the GDX was $105.52.

This historical data on the GDX is not necessarily indicative of the future performance of the GDX or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the GDX during any period set forth above is not an indication that the Closing Market Price of the GDX is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the GDX.

BUFFERED AUTO-CALLABLE NOTES | PS-17

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We expect to deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than one business day from the pricing date, purchasers who wish to trade the Notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $965.00 per $1,000.00 in principal amount of Notes.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

BUFFERED AUTO-CALLABLE NOTES | PS-18

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, Relevant Persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as Issuer, or BAC, as Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

BUFFERED AUTO-CALLABLE NOTES | PS-19

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-3 and “Supplemental Use of Proceeds” on page PS-15 of the accompanying product supplement.

BUFFERED AUTO-CALLABLE NOTES | PS-20

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes, we intend to treat the Notes for all tax purposes as single financial contracts with respect to the Underlying and under the terms of the Notes, we and every investor in the Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the Notes as single financial contracts with respect to the Underlying. This discussion assumes that the Notes constitute single financial contracts with respect to the Underlying for U.S. federal income tax purposes. If the Notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the Notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.

We will not attempt to ascertain whether the issuer of the Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of the Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuer of the Underlying and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of the Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale, exchange or redemption of the Notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since the Underlying is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-through entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the Notes will be treated , in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the

BUFFERED AUTO-CALLABLE NOTES | PS-21

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

taxable year of the sale, exchange, redemption or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption or settlement).

If an investment in the Notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the Notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the Notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the Notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange or redemption of the Notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the Notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the Notes.

As described below, the IRS, as indicated in Notice 2008-2 (the “Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the Notes, including in situations where the Underlying is not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes. In particular, the IRS could seek to subject the Notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or redemption of the Notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange or redemption of the Notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The Notice sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the Notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the Notes should be treated as ordinary gain or loss.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange or redemption of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, redemption, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if any gain realized on the settlement at maturity, or upon sale, exchange or redemption of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of

BUFFERED AUTO-CALLABLE NOTES | PS-22

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

BUFFERED AUTO-CALLABLE NOTES | PS-23

Buffered Auto-Callable Notes Linked to the VanEck® Gold Miners ETF

Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

•Product Supplement EQUITY-1 dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525311320/d49145d424b2.htm

•Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

BUFFERED AUTO-CALLABLE NOTES | PS-24